FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.    Name and Address of Company
Pan American Silver Corp. (“Pan American”)
1440 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

ITEM 2.    Date of Material Change
March 31, 2023

ITEM 3.    News Release
A joint news release of Pan American and Yamana Gold Inc. (“Yamana”) was disseminated on March 31, 2023, via Business Wire and was subsequently filed on SEDAR.
ITEM 4.    Summary of Material Change
Pan American and Yamana announced that Pan American completed its previously announced acquisition of all of the issued and outstanding common shares of Yamana (“Yamana Shares”), following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited (“Agnico Eagle”), by way of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.

ITEM 5.    Full Description of Material Change
Pan American and Yamana announced that Pan American completed its previously announced acquisition of all of the issued and outstanding Yamana Shares, following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle, by way of the Arrangement.
The Arrangement adds four producing mines to Pan American’s portfolio: the Jacobina mining complex in Brazil, the El Peñón and Minera Florida mines in Chile, and the Cerro Moro mine in Argentina. It also adds the MARA development project in Argentina.
Pan American plans to provide a 2023 operating outlook inclusive of the Latin American assets acquired through the Arrangement, as well as a consolidated forecast for annual general and administrative, exploration and project development costs, in the mid-second quarter of 2023.

Transaction consideration
Pursuant to the Arrangement, Yamana shareholders received, in respect of each Yamana Share held, US$1.0406 in cash paid by Agnico Eagle, 0.0376 of a common share of Agnico Eagle (each whole share, an “Agnico Eagle Share”) and 0.1598 of a common share of Pan American (each whole share, a “Pan American Share”). In aggregate, Yamana shareholders received US$1,001,302,560 in cash, 36,177,931 Agnico Eagle Shares and 153,758,280 Pan American Shares pursuant to the Arrangement. Upon closing of the Arrangement, existing Pan American shareholders own approximately 58% of the Pan American Shares and former Yamana Shareholders own approximately 42% of the Pan American Shares.
Full details of the Arrangement and certain other matters are set out in the management information circular of Pan American dated December 20, 2022, which can be found under Pan American’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Delisting of Yamana Shares
The Yamana Shares were delisted from the Toronto Stock Exchange as of the closing of the market on April 3, 2023, and were delisted from the New York Stock Exchange as of the opening of the market on April 3, 2023. The depositary interests of Yamana were suspended from trading on the London Stock Exchange as of the opening of the market on March 27, 2023, and were formally delisted from the London Stock Exchange and cancelled from the UK Financial Conduct Authority’s Official List as of the opening of the market on April 3, 2023. Pan American is in the process of applying for Yamana to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate Yamana’s public reporting requirements.
Pan American’s revolving credit facility and establishment of term credit facility
Pan American has further amended and restated its existing US$500 million sustainability-linked credit agreement (the “Existing Credit Facility”), which has been increased to US$750 million. In addition, a delayed-draw term loan facility in the amount of US$500 million has been established, which will be permanently cancelled and reduced to zero if it is not drawn within 60 days of March 31, 2023. Pan American’s new amended and restated sustainability-linked credit facility (the “Amended Revolving Credit Facility”) is led by BMO Capital Markets, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce as Joint Lead Arrangers and Joint Bookrunners, and Bank of Montreal, as Administrative Agent.
As at March 31 2023, Pan American had drawn US$325 million under the Amended Revolving Credit Facility, which was used to repay the US$103 million drawn on the Existing Credit Facility, fund closing costs associated with the Arrangement and to repay, in full, and cancel Yamana’s revolving credit facility, under which US$205 million had been drawn

Board of Director changes
In connection with the Arrangement, Pan American has identified three members of the former board of directors of Yamana who will be nominated for election to the board of directors of Pan American (the “Pan American Board”) at the upcoming annual general and special meeting of Pan American (the “Meeting”), being John Begeman, Alexander Davidson, and Kimberly Keating. In addition, Michael Carroll will not be standing for re-election at the Meeting, and Chantal Gosselin will be nominated for election at the Meeting. The Meeting is expected to occur on May 10, 2023.
ITEM 6.    Reliance on Subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
ITEM 7.    Omitted Information
There are no significant facts required to be disclosed herein which have been omitted.
ITEM 8.    Executive Officer
Delaney Fisher
Senior Vice President, Associate General Counsel and Corporate Secretary
Telephone: (604) 684-1175
ITEM 9.    Date of Report
April 3, 2023
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this material change report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things, any timing expectations with respect to Yamana ceasing to be a reporting issuer; statements regarding the timing of operating outlook and forecast updates; statements regarding the Amended Revolving Credit Facility and any expectations with respect to the Company’s ability to successfully maintain such facility; statements relating to cancelling the delayed-draw term loan facility and the timing for the same; that the Meeting is expected to occur on May 10, 2023; and any expectations as to whether John Begeman, Alexander Davidson, Kimberly Keating and Chantal Gosselin will be elected at the Meeting.

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report and Pan American has made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; the duration and effects of COVID-19, and any other pandemics on Pan American’s operations and workforce, and the effects on global economies and society; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; Pan American’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where Pan American operates, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Brazil, Chile or other countries where Pan American may carry on business, including risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the ability of Pan American and Yamana to successfully integrate operations and employees and realize synergies and cost savings, and to the extent anticipated; and those factors identified under the heading “Risk Factors” in Pan American’s management information circular dated December 20, 2022 and under the heading “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and annual information form dated February 22, 2023, filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.

Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of Pan American’s near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.